Exhibit 99.1

Re: Results of Extraordinary General Meeting

Ramat Gan, Israel May 23, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM). The Company reports that an Extraordinary General Meeting of Shareholders was held on May 23, 2019 at 2 Dov Friedman Street, Ramat Gan, Israel. The proposal to increase our registered capital, and to amend our articles of association to reflect the increase, was not approved.

For further details and information, please refer to the Company’s Proxy Statement, as was published with respect to the Extraordinary General Meeting.